DIAMONDHEAD CASINO CORPORATION
150 153RD AVENUE, SUITE 201
MADEIRA BEACH, FLORIDA 33708
Telephone 727-393-2885
Facsimile 727-391-9200

May 10, 2005

via EDGAR
David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20548

Re:	Diamondhead Casino Corporation Form 10-KSB for the year ended December 31, 2004 Commission File Number: 000-17529

      Dear Mr. Humphrey:

      This will acknowledge receipt of your letter dated April 20, 2005. This will confirm our understanding as requested in your letter of the following: that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and, that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Following are responses to your comment letter. Items are addressed, for the most part, in the order in which they appear in your comment letter. Please feel free to let me know should any additional information be required for you to complete your review.

Item 6 Management’s Discussion and Analysis, page 20.

1. It is unclear from your current disclosure how you acquired the 404.5 acre property and how such property became unencumbered. Supplementally explain to us the facts and circumstances surrounding your acquisition of the option to purchase the acreage, and how you acquired the funds to pay the First Union National Bank of Florida loan in full. In this regard, we note that you have no current business operations. Your single significant asset as of December 31, 2004 consists of land under development and your current business plan appears to rely solely upon the development of a casino resort on that land. Accordingly, please expand your MD&A discussion to include an Overview section in which you briefly discuss the history of the company and of the property. For example, when and

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how did you become engaged in your current activities? How and why did you acquire this property and how was the acquisition financed? As there is no assurance that regulatory approvals can be obtained or that financing for development will be available, what are your alternative business plans? Please revise your discussion accordingly.

      From inception through approximately mid-2001, the Company operated gaming vessels sailing from various ports to international waters (“cruises-to-nowhere”). The Company, in anticipation of possible legalization of gaming in Mississippi, originally optioned the Diamondhead property from Purcell Co., Inc. On June 19, 1993, Mississippi Gaming Corporation (MGC) exercised its option to purchase approximately 322.9 acres of the approximately 404 acre tract of property for $4,000,000. To purchase the property, MGC received a $2,000,000 loan from Casinos Austria Management Corporation (CAM) which was collateralized by a first mortgage on the property. The first mortgage loan was payable interest only at 8% per annum for fifteen months and the full principal balance was due and payable on September 17, 1994. MGC also received a second mortgage from a private lender in the amount of $1,000,000 with interest at the rate of 8% per annum. The balance of the purchase price of approximately $980,000 was paid in cash. On September 17, 1993, the Company paid the private lender the full amount due pursuant to the second mortgage which was then released. On August 4, 1994, CAM granted the Company an extension of the due date for the first mortgage from September 17, 1994 to June 30, 1995. On May 23, 1995, the Company received an approximate 11.35% loan of $6,446,332 from First Union National Bank of Florida (“the original loan”). The first mortgage held by CAM was paid with proceeds from this loan.

      In August 1995, the Company borrowed an additional $1.2 million from First Union National Bank of Florida (“the second loan”) to pay off the Company’s food service vendor, which had seized three of the Company’s ships to secure payment of amounts then due the vendor. The $1.2 million due pursuant to this loan initially matured September 1, 1996, but was extended to January 31, 1997. On October 31, 1996, the Company obtained a $2,250,000 loan from dEBIS Financial Services, Inc. The Company used the proceeds of this loan to pay off the $1,100,000 balance due First Union on January 31, 1997 on its second loan and to pay an additional $600,000 to First Union on its original loan. The Company made regular monthly payments on the original loan due First Union from its operating revenues until it was no longer able to due so due to intense competition in all three of its ports. The Company eventually paid First Union the full balance of all amounts due First Union from the sale of its four gaming vessels and port rights.

      See (2) below for our alternative business plan.

      Since the company intends to shift its casino operations to Mississippi, and inasmuch as the Company no longer operates casino ships out of Florida ports, the Company has tried to maintain the focus of its disclosures on matters relating to the development of the Diamondhead property, the Company’s critical asset. The foregoing information on financing is seriously dated, and has been disclosed time and again in past filings. In addition, our understanding of Regulation SB, Item 303, Paragraphs (a) and (c), is that this type of historical data is not required in Item 6 of our annual report. The inclusion of the foregoing information at this late date serves no purpose and may tend to confuse shareholders who purchased stock long after the foregoing occurred or imply that something may be amiss with respect to payment for the property which is why the Company is now reporting it. Therefore, we would request that we not be compelled to repeat this information in future filings.

2. Finally, we see that the property is currently carried at approximately $5.5 million. In the event that regulatory approval cannot be obtained, what is the fair value of the property? We note that the appraisals you refer to on page 2 of your filing are not current and they have been prepared assuming that the site has been fully permitted and zoned as a casino site. What support, if any, exists regarding the recoverability of the property on a standalone basis? Please advise supplementally and address in your disclosures.

      We carry the land value at its historical cost of $5.5 million, which includes some capitalized costs for licenses and engineering. The appraisal performed in August of 1997 took into consideration alternative uses for the property other than as a gaming site. More specifically, the appraiser sub-divided the property into four separate parcels, including one parcel encompassing approximately 34 acres for potential gaming use, which was valued at $18.9 million. The remaining three parcels, totaling approximately 130 acres for potential residential real estate development, were valued at $22.8 million. Residential real estate development would not be dependent on the regulatory and permitting issues relating to the design, placement and construction of a casino vessel in the Bay of St. Louis.

      The property is one that meets the Mississippi Gaming Commission’s requirements for a legal gaming site. Accordingly, we believe that use of the property as a gaming site represents the highest and best use of the property and provides for the greatest potential in shareholder value. Alternatively, in the event the Company was unable to obtain all of the permits required to develop a casino resort, the property could obviously be used for other commercial or residential purposes since it fronts Interstate 10, a major east-west highway and the Bay of St. Louis. Given the recent increase in condominium development on the Mississippi Gulf coast, the property would likely be used, in part, for condominium and residential development. Finally, we are not aware of any property in this area which has declined in value. Management regularly checks on adjoining property values with local realtors. We are aware of nothing to suggest property values have declined in or around the area in which the property is located.

3. As a related matter, supplementally explain to us the limitations attached to the underlying parcels totaling 80 acres necessitating the purchase option, and why the option was not exercised until 2002. We may have further comment on your response.

      The Company obtained an option to purchase the remaining 81.10 acres of the 404 acre tract for an exercise price of ten dollars. Approximately 81.10 acres of the tract was part of an undeveloped platted area that consisted of approximately 253 lots with dedicated, but undeveloped streets, alleys, and common areas. The optioned property was not conveyed at the original closing to avoid liability for property assessments which would have been due to the Diamondhead Property Owner’s Association upon such conveyance. Once the restrictive covenants were voided, that potential liability was eliminated. In addition, the Seller could not convey this property to a third party until the plats were vacated. On March 11, 1993, Purcell Co., Inc., filed a Petition in the Chancery Court of Hancock County, Mississippi to vacate the plat of the subdivision. On August 23, 2002, the Chancery Court entered an Order granting Purcell’s motion for summary judgment to vacate the plats. No appeal was filed in the case. On October 1, 2002, after the appeal period had run, the Company gave notice of its election to exercise its option to purchase the 81.10 acres. On or about December 20, 2002, the Company tendered a check in the amount of $10.00 in payment of the exercise price. On December 19, 2002, a Warranty Deed, similar to the deed conveying the original 322.9 acres was filed, transferring the property covered by the Option Agreement to Mississippi Gaming Corporation. Thus, the Company exercised its option as soon as possible following the expiration of the appeal period in the case.

Financial Statements

Consolidated Statements of Operations, page F-4

4. Supplementally explain to us why you have included dock lease income, interest earned on invested cash, and other income within revenues from operations and not in other income. Similarly, please explain to us why you have included interest expense in costs and expenses of operations and not in other expenses. We may have further comment on your response.

      We do not believe that we have included any revenues or any costs and expenses within the “from operations” classification. We do understand that the statement in question could just as easily been stated as one line item of “other expenses in excess of other income”. However, we have chosen to list the categories of revenues and those of costs and expenses as a more informative presentation to the reader. Our consideration included the fact that, since we do not have operations, the reader does not get the benefit of the management analysis that would be required in Item 6 of the report as prescribed by Regulation SB, Item 303 (b).

      In future filings we will refer the statement as “Consolidated Statements of Loss”, and, we will categorize the items of dock lease income, interest earned on invested cash, interest expense, and other in a grouping entitled Other income net of other expense.

Consolidated Statements of Changes in Stockholders’ Equity, Page F-5

5. It appears from your disclosure in Note 5 on pages F-17 and F-20 that the issuance of common stock for services noted in your Consolidated Statements of Changes in Stockholders’ Equity for fiscal year 2003 relates to the 50,000 shares of common stock issued as compensation to an Officer (Mr. Gregory Harrison) of the company. Supplementally explain to us how you valued this stock. We may have further comment on your response.

      The 50,000 shares were awarded to the Officer by the Board of Directors and valued at the quoted market price on the date of the award.

Note 3-Summary of Significant Accounting Policies

Net Loss per Common Share, page F-12

6. Please revise your disclosure to include the number of antidilutive shares that may be dilutive in the future. Refer to paragraph 40(c) of SFAS 128.

      In future filings we will disclose the number of antidilutive securities that may be dilutive in the future.

Note 5- Stockholders’ Equity

Non-Plan Stock Options, page F-17

7. We note from you disclosure that, in March 2003, you redeemed 860,000 options issued to former Directors and a former key employee for $43,000. Supplementally explain to us how you have accounted for this redemption, and how the terms of the original option allowed for such a redemption. Include in your response how the cash paid at redemption impacted your method for accounting for these awards. Refer to guidance in paragraph 11(g) of APB 25 and paragraph 39 of FIN 44.

      In March 2003, the Board of Directors, in an effort to reduce the number of outstanding options to purchase common stock, made a one-time offer of consideration to former Directors and a former key employee of the Company to forfeit all of their existing fully vested, unexpired, out-of-the-money, fixed stock options. The offer gave the grantee the choice of accepting the consideration or alternatively, refusing the consideration, in which case the fixed option terms remained in effect and unchanged. The Company subsequently expensed $43,000, the amount of consideration paid for the forfeiture of fixed option contracts for 860,000 options to purchase common stock of the Company.

      Notice is taken of your referral to paragraph 39 of FIN 44. However, we have relied on our interpretation of paragraphs 65 and 66 of FIN 44. That states in pertinent part, that when cash is paid to an employee to settle an outstanding stock option, total compensation cost shall be measured as the sum of:

a) The intrinsic value of the award at the original measurement date.
b) The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.

      Since the intrinsic value of the awards at the original measurement date was zero, and the employee paid no money, the transaction was accounted for in accordance with APB 25 and FIN 44.

Note 6-Gain on Sale of Assets, page F-20

8. It appears from your disclosure on page F-20 that the transaction involving the Florida office condominiums constitutes a sale/leaseback transaction. Please supplementally explain why the $77,732 gain on the sale of the Florida office condominiums has not been amortized over the period of the lease term (two years) or revise your financial statements to reflect the treatment prescribed in paragraph 34 of SFAS 13.

      We note your reference to paragraph 34 of SFAS 13, however, we are not the purchaser–lessor in this transaction. We do, however, note reference to paragraphs 32 and 33 of SFAS 13 and discussion therein of sale–leaseback transactions.

      The sale transaction was for a double (or two) condominium units, described as Suite 202 in our disclosure. The units total approximately 1,650 square feet of office space. Our leaseback transaction was for a single office only, involving approximately 280 to 300 square feet of the space. The lease does not meet any of the criteria of paragraph 7 of SFAS 13 and is properly accounted for as an operating lease. We refer to paragraph 28 of SFAS 13 which discusses leases involving only part of a building. The paragraph does not address sale-leaseback transactions in this case. However, our interpretation of paragraphs 32 and 33 of SFAS 13 is that it is applicable only when the entire asset or substantially all of the asset is involved in the sale-leaseback transaction.

Note 9-Commitments and Contingencies

Sea Lane Bahamas Limited v. Europa Cruises Corporation, page F24

9. We note from your disclosure here and elsewhere in your filing that the $400,000 accrual associated with the Sea Lane Bahamas Limited and Marne Inc. lawsuit, dismissed in 1999, was not reversed until fiscal 2003. Supplementally explain to us why this accrual was not reversed on dismissal of the case in 1999. Refer to paragraph 8 of SFAS 5 for guidance when crafting your response.

      The Company took a $400,000 estimated loss contingency when it was probable that a liability had been incurred and the liability was reasonably estimated at $400,000 in this matter. (The issue in the case was essentially one of damages to a chartered vessel upon return to the charterer.) Carl Nelson, Esquire of the law firm of Fowler White represented the Company in the above-referenced case. This case was filed in November 1998. The Company did not know that the above-referenced lawsuit had been dismissed, effective March 30, 1999, by Order of the trial Court signed on March 3, 1999. According to the Order of Dismissal, the case was dismissed because it did not affirmatively appear from a review of the file that service of the initial process and the initial pleading had been made upon the defendant within 120 days after filing of the initial pleading. The Company did not know the case had been dismissed because counsel representing the Company did not know that the lawsuit had been dismissed. Mr. Nelson, entered his appearance in the case on March 15, 1999. His entry of appearance occurred after the Order had been signed by the Judge on March 3, 1999 and sent to then-counsel of record in the case. Since Mr. Nelson was not in the case at that time, he did not receive a copy of the Order dismissing the case. Indeed, the Company continued to litigate the case not knowing it had been dismissed! After hearing nothing from the Court, Mr. Nelson decided to check the court file. He then learned that the case had been dismissed years earlier. When Mr. Nelson learned that the case had been dismissed, he notified the Company and explained what happened by letters dated January 6 and January 8, 2004. After learning of the dismissal, the Company consulted with Mr. Nelson with respect to the plaintiff’s ability to resurrect or reinstate the lawsuit against the Company. After consulting with its attorney and satisfying itself that the case was dead and the contingency was no longer probable, the Company then reversed the accrual in 2003. Obviously, had the Company known the case had been dismissed earlier, it would have reversed the accrual earlier.

      I trust the foregoing gives you the information you need to complete your review. Again, please let us know if any additional information is required.

      With kindest professional regards, I remain

Very truly yours,
/s/ Deborah A. Vitale

By: Deborah A. Vitale President